UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31045 / May 13, 2014

In the Matter of

MATTHEWS A SHARE SELECTIONS FUND, LLC,
on behalf of its series
MATTHEWS INTERNATIONAL FUNDS (d/b/a MATTHEWS ASIA FUNDS),
on behalf of its series
MATTHEWS ASIA FUNDS SICAV,
on behalf of its series
MATTHEWS ASIAN SELECTIONS FUNDS PLC
MATTHEWS INTERNATIONAL CAPITAL MANAGEMENT, LLC
Four Embarcadero Center
Suite 550
San Francisco, CA 94111

(812-14058)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940,
GRANTING EXEMPTIONS FROM SECTION 8(b)(1)(E) AND SECTION 22(e) OF THE
ACT, AND RULE 22c-1 UNDER THE ACT, AND UNDER SECTION 12(d)(1)(J) OF THE
ACT GRANTING AN EXEMPTION FROM SECTION 12(d)(1)(A) AND (B), AND UNDER
SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN EXEMPTION FROM SECTION
17(a) OF THE ACT

Matthews A Share Selections Fund, LLC (the "Fund"), on behalf of its series (the "Series"),
Matthews International Funds (d/b/a Matthews Asia Funds), on behalf of its series (the
"Matthews Funds"), Matthews Asia Funds SICAV, on behalf of its series (the "UCITS Funds"),
Matthews Asian Selections Funds Plc (the "Irish Fund"), and Matthews International Capital
Management, LLC (the "Adviser") filed an application on July 17, 2012, and amendments to the
application on December 28, 2012, and August 28, 2013 requesting an order under section 6(c)
of the Investment Company Act of 1940 ("Act") granting exemptions from section 8(b)(1)(E)
and section 22(e) of the Act, and rule 22c-1 under the Act, and under section 12(d)(1)(J) of the
Act granting an exemption from sections 12(d)(1)(A) and (B) of the Act, and under sections 6(c)
and 17(b) of the Act granting an exemption from section 17(a) of the Act.

The order permits the Fund to operate as an extended payment fund established to invest in China A shares, to exempt the Fund from the requirement that funds must disclose a concentration policy regarding investments in any industry or group of industries, and to permit the Fund and its Series to sell their limited liability company interests ("Interests") to, and redeem their Interests from, certain pooled investment vehicles that are managed or subadvised by the Adviser, including the UCITS Funds, the Irish Fund and other entities that may be organized outside the United States.

On April 17, 2014, a notice of the filing of the application was issued (Investment Company Act Release No. 31020). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in and consistent with the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Matthews A Share Selections Fund, LLC, *et al*. (File No. 812-14058),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 8(b)(1)(E) and 22(e) of the Act, and rule 22c-1 under the Act, is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary